
ORRICK


05009533

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

July 1, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com


SUPPL
SEC MAIL
RECEIVED
PROCESSING
JUL 07 2005
WASH, D.C.
SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 28, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel /ETR

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUL 11 2005
THOMSON
FINANCIAL

dlw 7/7

DOCSNY1:863595.12
13024-2 JG9/JG9

FILE NO.
82-5077

FJH AG (ISIN DE0005130108), which is listed in the Prime Standard, has appointed Sven-Roger von Schilling as its new Chief Financial Officer with effect from 1st July 2005. At the same time, Rainer Herbers will be leaving the company on the grounds of differing opinions regarding business policy on 1st July 2005. With these structural changes, the reshuffle of the Board of Management will be complete. The new team puts the company in a very strong position for rapidly pushing ahead with its restructuring plans and steering FJH back onto it course for success.

Mr. von Schilling (37) has over ten years of experience in the operational management of companies and as a corporate consultant. He spent several years as a corporate consultant with McKinsey and CSC Index in Germany and the USA, and also as the CFO of syzgy AG and Gauss Interprise AG.

FJH AG
Martina Fassbender
Leonhard-Moll-Bogen 10
81373 Munich
Germany
Telephone: +49 (0) 89 769 01 - 517
Fax: + 49 (0) 89 769 01 606
E-mail: martina.fassbender@fjh.com
Internet: www.fjh.com
Munich, 1st July 2005